Exhibit 99.1

YM BIOSCIENCES’ PARTNER, ONCOSCIENCE AG,
COMMENCES PATIENT TREATMENT IN PHASE III TRIAL
IN GERMANY WITH NIMOTUZUMAB

MISSISSAUGA, Canada - April 27, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that its partner, Oncoscience AG, has commenced patient treatment for its Phase III trial of nimotuzumab in combination with radiation in children with diffuse, intrinsic pontine (brain stem) glioma. The first three patients were recruited within the last week.

The trial is a single arm study in which 40 children with inoperable pontine glioma will be treated with radiation concomitant with nimotuzumab. The primary clinical endpoints in the trial will be progression-free survival with median survival as secondary endpoint. Clinical sites will be located in Germany, Italy, Belarus and Russia and it is anticipated that recruitment could be complete within approximately 12 months after the start of patient enrolment. Based on historical data reporting progression-free survival and median survival for this form of cancer of approximately 5.5 months and 8.5 months respectively, Oncoscience expects the trial should be completed in the first half of 2007.

YM BioSciences has previously announced that it and its majority owned subsidiary, CIMYM Inc., propose to file for authorization to conduct a trial in a similar patient population in North America. In addition YM is undertaking the clinical development of nimotuzumab in Non-Small Cell Lung Cancer. YM’s licensor, CIMAB SA and its parent, the Center for Molecular Immunology, are conducting trials with nimotuzumab in glioma, breast, esophageal, uterine cervix, prostate and head and neck cancer.

About Oncoscience AG
Oncoscience AG is a private biotech company based in Germany and is focused in Oncology (nimotuzumab), Organ Transplantation (Lifor) and tumor tissue banking including research in Genomics/Proteomics.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy.

In addition to tesmilifene and nimotuzumab, the Company is also developing an anti-GnRH anti-cancer vaccine, Norelin™, for which Phase II data have been released. YM’s subsidiary DELEX Therapeutics Inc. is developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and a randomized Phase IIb pain trial is ongoing. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC
Tel. +1-212-477-9007 x31
Fax +1-212-460-9028
Email: tfechtner@troutgroup.com

James Smith, The Equicom Group Inc.
Tel. +1-416-815-0700 x 229
Fax +1-416-815-0080
Email: jsmith@equicomgroup.com